EXHIBIT 99.1

Foremost Reports Assay Results from Tuning Fork Uranium Zone Including High-Grade Highlight of 1.3% U₃O₈ over 1.0 Metre

Drill results outline mineralization over 200 metres of strike length, with room to expand

VANCOUVER, British Columbia, Oct. 27, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce chemical assay results from its 2026 drilling program at the Hatchet Lake South Uranium Project (“Hatchet Lake”) in northern Saskatchewan (Figure 1). Results are highlighted by a high-grade intercept of 1.3% U₃O₈ over 1.0 metre in drill hole TF-26-30 at the Tuning Fork Uranium Zone (“TFUZ”). Taken together, the 2026 drill program identified uranium mineralization, above a cut-off grade of 0.05% U₃O₈, in eight drill holes across multiple drill fences spanning 200 metres of strike length.

Highlights

  High-grade mineralization: TF-26-30 returned 1.3% U₃O₈ over 1.0 metre, including 4.5% U₃O₈ over 0.25 metres, within a broader interval of 0.36% U₃O₈ over 4.0 metres.
  200 metres of mineralized strike length: Notable uranium mineralization, above a cut-off grade of 0.05% U₃O₈, identified in eight drill holes spread across multiple drill fences.
  Open to the north and south: The mineralized trend is sparsely tested, with approximately 600 metres open to the south and 250 metres open to the north.

David Cates, Interim CEO of Foremost, commented: “These high-grade results are an encouraging step forward in our evaluation of Hatchet Lake and showcase that the discovery potential of Foremost’s Athabasca Basin project portfolio is among the best in the sector. The highest-grade interval from TF-26-30 is comparable to the mineralization encountered at Cosa’s Cyclone target on the Murphy Lake North property and F3 Uranium’s Tetra Zone on the Patterson Lake North property – positioning the TFUZ as one of the most exciting pre-resource mineralized uranium prospects in the region.”

Cameron MacKay, P.Geo., Vice President of Exploration, added: “TF-26-30 demonstrates that the Tuning Fork system can concentrate uranium at high grades, which increases the potential for the discovery of a meaningful uranium deposit. Our next step is to understand the geological controls on that mineralization and identify where similar conditions may occur. Some of our most promising targets are located to the south of our existing drilling in an area that is virtually untested with sparse historical drilling that is interpreted to have missed the expected target area – making this an important priority for future follow-up drilling.”

High-grade uranium within a broader mineralized zone

TF-26-30 returned 1.3% U₃O₈ over 1.0 metre from 139.9 to 140.9 metres, including a high-grade subinterval of 4.5% U₃O₈ over 0.25 metres, within a broader composite interval of 0.36% U₃O₈ over 4.0 metres from 139.9 to 143.9 metres. Core from the high-grade interval is shown in Figure 2.

Figure 1. Hatchet Lake regional setting and location.

Figure 2. Core from the TF-26-30 mineralized zone.

Uranium mineralization identified across 200 metres of strike

The 2026 Hatchet Lake program comprised 19 diamond drill holes totalling 3,848 metres, testing five drill fences spaced approximately 50 metres apart along 200 metres of strike at the TFUZ. Eight holes intersected uranium mineralization across four of these fences, demonstrating that uranium occurs at multiple locations along the tested trend (Figure 3). Chemical assay and radiometric equivalent results are presented in Table 1.

Figure 3. TFUZ Compilation Map

Table 1. TFUZ geochemical assay and radiometric results

Drill hole	Chemical Assays[1]				Radiometric Equivalent Grade[2]
	From (m)	To (m)	Length (m)	U₃O₈ (wt. %)	From (m)	To (m)	Length (m)	eU₃O₈ (wt. %)
TF-26-21A	153.6	153.85	0.25	0.08	—	—	—	—
TF-26-23	144.4	146.5	2.1	0.05[3]	143.7	145.8	2.1	0.06
TF-26-24	135.4	140.0	4.6	0.05[4]	134.0	140.9	6.9	0.06
TF-26-26	140.3	140.8	0.5	0.04	139.8	140.2	0.4	0.08
TF-26-27A	138.8	139.3	0.5	0.09	140.0	140.7	0.7	0.13
TF-26-27A	143.3	143.55	0.25	0.10	146.3	146.7	0.4	0.06
TF-26-30	139.9	143.9	4.0	0.36[5]	139.1	143.7	4.6	0.34
including	139.9	140.9	1.0	1.3	139.6	141.0	1.4	1.00
and further including	140.2	140.45	0.25	4.5	—	—	—	—
TF-26-31	151.15	151.95	0.8	0.07	—	—	—	—
TF-26-35A	151.4	151.65	0.25	0.25	—	—	—	—
TF-26-36	136.0	138.8	2.8	0.19	138.0	140.9	2.9	0.18

1 U₃O₈ assay intervals were composited using a 0.05% U₃O₈ cut-off grade (0.01% for TF-26-23 and TF-26-24), with a maximum of 2.0 m of internal dilution.
2 Radiometric equivalent uranium grade; see Foremost Clean Energy news releases dated April 15, 2026 and May 13, 2026.
3 Radiometric equivalent results used from 144.40-146.00m due to core loss.
4 Radiometric equivalent results used from 135.41-136.10m and 137.20-140.00m due to core loss.
5 Radiometric equivalent results used from 142.15-143.00m due to core loss.

Open in both directions with priority targets to the south

The TFUZ mineralized area remains open to the north and south. On the northernmost drill fence, TF-26-36 returned 0.19% U₃O₈ over 2.8 metres (Figure 3), supporting further testing to the north, where approximately 250 metres of prospective strike remains inadequately tested. Four historical drill holes were completed in this area but were not positioned to evaluate the target areas currently identified for follow up. targets.

Approximately 600 metres of prospective conductive strike extends south of the current mineralized footprint. Only three holes have tested this area, and some of the Company’s most promising targets remain untested. Follow-up drilling is expected to prioritize extensions in both directions, with particular emphasis on the southern targets.

Figure 3 shows the drill collar locations for the completed drill holes in the area. Collar coordinates, orientations, final depths, and drill fence references for 2026 drill holes are provided in Table 2.

Table 2. Hatchet Lake 2026 Drill Collar Locations

2026 Drill Fence	Hole ID	Azimuth	Dip	Final Depth (m)	Northing	Easting
1	TF-26-21A	290	-65	224	6484294	564425
1	TF-26-22	290	-60	230	6484294	564425
1	TF-26-23	290	-72	233	6484294	564425
1	TF-26-24	290	-80	231	6484294	564425
1	TF-26-25	0	-90	188	6484294	564425
2	TF-26-26	290	-75	179	6484340	564454
2	TF-26-27A	290	-80	206	6484340	564454
2	TF-26-28	290	-85	188	6484340	564454
3	TF-26-29	290	-75	209	6484375	564485
3	TF-26-30	290	-65	236	6484375	564485
3	TF-26-31	290	-60	221	6484375	564485
4	TF-26-32	285	-70	194	6484425	564500
4	TF-26-33	285	-80	188	6484425	564500
4	TF-26-34	0	-90	161	6484425	564500
5	TF-26-35A	285	-70	233	6484465	564520
5	TF-26-36	285	-80	185	6484465	564520
5	TF-26-37	0	-90	170	6484465	564520
3	TF-26-38	290	-60	181	6484347	564554
3	TF-26-39	290	-75	191	6484347	564554

Collar coordinates: NAD83 / UTM Zone 13N.

Sampling, analytical methods and QA/QC

Drill core samples were submitted to the independent Saskatchewan Research Council (SRC) Geoanalytical Laboratories in Saskatoon, Saskatchewan for preparation, processing and analysis. Mineralized intervals were generally sampled in 0.50-metre lengths, with shorter samples of approximately 0.25 metres selected in zones of strongly elevated radioactivity and shoulder samples collected above and below the elevated zones. Core was split, with one half retained for reference and the other half submitted for analysis.

Analyses were completed by ICP-MS and ICP-OES using total (HF:HNO₃:HClO₄) and partial (HNO₃:HCl) digestions, with boron determined by fusion and U₃O₈ weight-percent assays performed by ICP-OES using higher-grade uranium standards. Control samples were included at a frequency of approximately 5%.

Downhole radioactivity was measured using a Mount Sopris QL40-GR Natural Gamma probe calibrated on July 17, 2025 at the Grand Junction, Colorado calibration test pits. Measurements were collected at 0.10-metre intervals and converted to radiometric equivalent uranium grades (eU₃O₈). Core radioactivity was measured using a handheld RS-125 scintillometer.

Within mineralized intervals, where core was not recovered, radiometric equivalent grades are substituted.

Probe depths rely on a wireline depth wheel. Depth correction of the probe data has resulted in offsets between the probe depths and the core depths, which accounts for the differences between the chemical assay and radiometric intervals in Table 1. The chemical assays and radiometric estimates also cover different interval lengths. Radiometric estimates are not chemical assays.

Reported intervals are downhole lengths; true widths have not been determined.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium, lithium, and gold exploration company strategically positioned to support the long-term growth in demand expected for reliable, carbon-free energy sources.

The Company has a portfolio of 10 property interests spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. Upon completion of the transaction announced on October 22, 2026, Foremost will hold an option from Denison Mines Corp. (“Denison”) (NYSE American: DNN) (TSX: DML) to increase its interest to up to 70% in eight prospective uranium properties (other than Hatchet Lake, in which Foremost can earn up to 51%), and a minority (20%) ownership interest in the GR and Blackwing joint ventures with Denison.

The Company’s uranium exploration efforts benefit from access to extensive historic drilling and geophysical data for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority exploration targets for follow-up drilling.

Foremost also has a portfolio of lithium-focused projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

David Cates, Interim CEO
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements include, among others, statements with respect to: the potential of the TFUZ and Hatchet Lake to host a meaningful uranium deposit; the discovery potential of the Company’s Athabasca Basin project portfolio and the positioning of the TFUZ relative to other pre-resource uranium prospects in the region; the interpretation of drill results, including the ability of the Tuning Fork system to concentrate uranium at high grades; the potential extension of mineralization to the north and south of the current drilling; the Company’s plans to understand the geological controls on mineralization and identify where similar conditions may occur; the prioritization, scope and timing of follow-up drilling, including the emphasis on southern targets; the completion of the transaction with Denison announced on October 22, 2026 and the Company’s ability to increase its interest in the properties under option from Denison, including Hatchet Lake; and the long-term growth in demand expected for carbon-free energy sources.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including, without limitation, that: the Company’s interpretation of drill results, assay and radiometric data, geological models and historical data is accurate; drilling results are indicative of the presence of mineralization beyond the drilled intervals; follow-up drilling will be carried out as expected and will yield results supporting further exploration; the transaction with Denison will be completed on the terms and within the timeframes currently anticipated; the Company will have access to sufficient capital, on acceptable terms, to fund its exploration programs and to satisfy the requirements to increase its interest in the properties under option from Denison; all required permits and approvals will be obtained, and any required consultation with Indigenous communities will be completed, in a timely manner; there will be no material adverse change in uranium prices, general economic, market or industry conditions; and exploration and permitting activities will not be materially delayed by weather, regulatory or other factors.

Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release include, among others: the inherent uncertainty of mineral exploration and the speculative nature of exploration-stage properties; the risk that drill results are not repeated or that exploration does not result in the discovery or delineation of a mineral resource; the risk that radiometric equivalent grades, which are estimates and not chemical assays, differ from assay results; uncertainties in the interpretation of geological data and in the depth correction of probe data; the risk that follow-up drilling is delayed, reduced in scope or does not extend mineralization; the risk that the transaction with Denison is not completed on the anticipated terms or timeline, or at all; the Company’s inability to complete the expenditures and other requirements to increase its interest in the properties under option from Denison; the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares; continuity of agreements with third parties, including Denison; fluctuations in uranium and other commodity prices and in the market price of the Company’s common shares; risks and uncertainties associated with the environment; and delays in obtaining governmental approvals, permits or financing.

Additional factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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